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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2004

SR Telecom Inc.

(Translation of registrant's name into English)

Corporate Head Office 8150 Trans-Canada Hwy, Montreal, QC H4S 1M5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud

(Registrant)

Date: April 20, 2004	By:	-s- Pierre St-Arnaud

(Signature)

News Release
www.srtelecom.com
For more information:

David Adams	Scott Lawrence (Maison Brison)
(Senior Vice-President, Finance and CFO)
(514) 335-4035	(514) 731-0000
scott@maisonbrison.com

SR Telecom Awarded swing™ Contract in French Polynesia
Rural telephony modernization program valued at more than $2.5 million

MONTREAL, April 20, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that its swing fixed wireless access system has been selected by the Office des Postes et Télécommunications (OPT) in French Polynesia for a rural telephony modernization project in the Marquesas islands. The contract is valued at more than $2.5 million over the next two years, of which approximately $1.7 million in equipment and services will be delivered this year. Deliveries are expected to begin during the third quarter.

The swing systems will enable the OPT to deliver toll-quality voice and internet access services to the rural communities in the Marquesas archipelago, a group of twelve islands located in the South Pacific ocean. The OPT will also benefit from the swing system’s WLL feature, serving individual residences by means of a small indoor terminal without the need for a wired connection to a terminal station.

“We are delighted to continue our long-standing business relationship with the OPT as they work to modernize their wireless telecommunications network,” said Claude Giguère, SR Telecom’s Senior Vice-President, Sales. “Their selection of the swing equipment is a testament to their continued belief in fixed wireless technology as a cost effective means to satisfy growing subscriber demands, and to the quality of the equipment and services that SR Telecom provides. We expect to see more modernization projects like this elsewhere in the world as operators begin to deliver a whole new range of services to their subscribers.”

About swing

swing is an advanced and flexible network that enables operators to address high, medium and low traffic densities with a single solution by providing excellent voice quality, all CLASS services and 56 kbps data (V90) for Internet access. swing’s distribution backbone uses an exclusive point-to-multipoint radio, enabling great distances to be easily spanned with excellent use of spectrum.

About SR Telecom

SR TELECOM (TSX: SRX, Nasdaq: SRXA) is one of the world’s leading providers of Broadband Fixed Wireless Access (BFWA) technology, which links end-users to networks using wireless transmissions. For over two decades, the Company’s products and solutions have been used by carriers and service providers to deliver advanced, robust and efficient telecommunications services to both urban and remote areas around the globe. SR Telecom’s products have been deployed in over 120 countries, connecting nearly two million people.

The Company’s unrivalled portfolio of BFWA products enables its growing customer base to offer carrier-class voice, broadband data and high-speed Internet services. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is an active member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and SWING are trademarks of SR Telecom Inc. All rights reserved 2004. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783
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